# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIMILARWEB LTD, CIK 0001842731
CUSIP: M84137104
Title of class of securities: Ordinary shares, par value 0.01 NIS
Address of issuer's principal executive offices: 33 Yitzhak Rabin Rd., Givatayim, Israel (L3), 5348303
Date of event which requires filing of this statement: 12/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-23-003784
Filed by CIK 0001679543

## Reporting persons
- Phoenix Financial Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,173,324; sole dispositive power 0; shared dispositive power 4,173,324; aggregate amount beneficially owned 4,173,324 (5.04% of the class)
  Comment: With regard to rows (6), (7) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  Row (11) is Based on 82,829,428 Ordinary Shares outstanding as of December 16, 2025 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: SIMILARWEB LTD
Address of issuer's principal executive offices: 33 Yitzhak Rabin Rd., Givatayim, Israel, 5348303

## Item 2. Person Filing
Name of person filing:
Phoenix Financial Ltd.

The securities reported herein are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Financial Ltd. (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions.
Address of principal business office or, if none, residence: The address of the Phoenix Financial Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.
Citizenship: Phoenix Financial Ltd. - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by either the Filing Persons or Subsidiaries that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each reporting person disclaims the existence of any such group. In addition, each of the Filing Persons and Subsidiaries disclaims any beneficial ownership of the securities covered by this report in excess of their actual pecuniary interest therein. This Statement shall not be construed as an admission by the Filing Persons or Subsidiaries that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

As of December 15, 2025, the securities reported herein were held as follows:

38 ordinary shares (representing 0% of the total ordinary shares outstanding) beneficially owned by The Phoenix Investments House trust funds.

216,904 ordinary shares (representing 0.26% of the total ordinary shares outstanding) beneficially owned by The Phoenix "nostro" accounts.

3,956,382.00 ordinary shares (representing 4.78% of the total ordinary shares outstanding) beneficially owned by Partnership for Israeli shares (1).

(1) All ownership rights in this partnership belong to companies that are part of Phoenix Group. The amount of ownership rights held by such companies in the partnership changes frequently according to a mechanism provided in the partnership agreement.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Notice of resolution of the Board of Directors of the Phoenix Holdings Ltd., dated as of December 12, 2019 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on November 27, 2023).

## Signatures
- Phoenix Financial Ltd.: /s/ Eli Schwartz, Vice President - Chief Financial Officer (12/18/2025)
- Phoenix Financial Ltd.: /s/ Haggai Schreiber, Executive Vice President - Chief Investment Officer (12/18/2025)
Comment: Signature duly authorized by resolution of the Board of Directors, notice of which is attached as Exhibit 1 to this Schedule 13G.